February 7, 2006

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds

VIA EDGAR

Re:  3 Pea Technologies, Inc.
       Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-121966
       Filed January 12, 2005



Ladies and Gentlemen:


Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act") 3 Pea Technologies, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-121966, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on January 12, 2005 and has not been declared effective and no securities have been sold in connection with the offering. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.


If you have any questions concerning our request for withdrawal, please call Mark Mihanovic of McDermott Will & Emery LLP, our counsel, at (650) 813-5138.


Respectfully submitted,


3 PEA TECHNOLOGIES, INC.

By: /s/ Mark Newcomer
   ----------------------------
        Name:  Mark Newcomer
        Title: CEO